Mark E. Crone Managing Partner mcrone@cronelawgroup.com

February 12, 2018

Ms. Amanda Kim

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re: Request for Extension of Time To Respond To Comment Letter Dated January 26, 2018

Dear Ms. Kim:

This correspondence is with respect to the letter dated January 26, 2018 from the Securities and Exchange Commission (the “Staff) addressed to Ho Wah Genting Group Limited (the “Company”) with respect to comments from the Staff to the Form 10-K for the fiscal year ended December 31, 2017 filed by the Company on April 17, 2017.

We request an extension to the filing deadline for the response of the Company. Since the letter dated January 26th was only received by the Company on February 7th, the Company will require additional time to adequately respond the comment letter, which indicated a response within ten business days from January 26th. We are requesting that this date be extended to February 15, 2018. If we have not heard back from your office that such deadline is unacceptable, we will file the Company’s response on Edgar no later than the close of business on February 15, 2018.

We respectfully also request that any additional correspondence from the Staff to the Company be sent directly to this law firm so that there are no further delays in responding to the Staff.

Please do not hesitate to give me a call at (860) 202-6845, or via email at mcrone@cronelawgroup if you have any further questions.

THE CRONE LAW GROUP PC

/s/ Mark Crone

Mark E. Crone, Managing Partner

1801 Century Park East, Suite 2400 Los Angeles, California 90067 OFFICE 310.556.9611

CELL 860.202.6845

www.cronelawgroup.com

Cc: Lim Chun Hoo